UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )


                               DINEEQUITY, INC.
             ------------------------------------------------------
                              (Name of Issuer)

                                    COM
             ------------------------------------------------------
                       (Title of Class of Securities)

                                  254423106
             ------------------------------------------------------
                               (CUSIP Number)

                              December 31, 2009
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






					 INTRODUCTORY NOTE


          This Schedule 13G is being filed by Nicholas Company, Inc., an investment adviser registered under the Investment Advisers Act of 1940. One or more of Nicholas Company, Inc.'s advisory clients is the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with its advisory clients, Nicholas Company, Inc. has the authority to direct the investments of its advisory clients and consequently to authorize the disposition of the Issuer's shares.

          This Schedule 13G is also being filed by Nicholas Fund, Inc., an open-end management investment company registered under the Investment Company Act of 1940. Nicholas Company, Inc. acts as the investment adviser to Nicholas Fund, Inc., and as such retains dispositive control of the shares in which Nicholas Fund, Inc. invests. Nicholas Fund, Inc. retains the beneficial ownership right to vote shares purchased by Nicholas Company, Inc. for its account.

          This Schedule 13G is also being filed by Albert O. Nicholas. Mr. Nicholas is the Chief Executive Officer, Chairman, Director and majority shareholder of Nicholas Company, Inc. in which capacity he exercises dispositive power over the securities reported herein by the Nicholas Company, Inc. Mr. Nicholas, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Nicholas has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Nicholas Company, Inc.

          The aggregate number and percentage of the Issuer's securities to which this Schedule 13G relates is 1,022,255 representing 5.81% of the Issuer's outstanding shares. The beneficial ownership reported by Albert O. Nicholas, Nicholas Company, Inc. and Nicholas Fund, Inc. relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

          As of December 31, 2009, Mr. Nicholas owned no shares of the Issuer for his own account. He may be deemed to be the beneficial owner of 1,022,255 shares of the Issuer as disclosed in Item 4(c) of the Schedule G.




CUSIP No. 254423106
---------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Albert O. Nicholas
     ###-##-####

---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [ ]
     (b)    [ ]

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3.   SEC USE ONLY

---------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Albert O. Nicholas is a United States Citizen

---------------------------------------------------------------------
               5.   SOLE VOTING POWER:  0

NUMBER OF      ------------------------------------------------------
SHARES         6.   SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY       ------------------------------------------------------
EACH           7.   SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON WITH    ------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Refer to explanation of potential beneficial ownership in the Introductory Note and Item 4(c) hereof.

---------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES  [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

---------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN

---------------------------------------------------------------------




CUSIP No. 254423106
---------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     Nicholas Company, Inc.
     39-1091673

---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    [ ]

     (b)    [ ]

---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nicholas Company, Inc. is a Wisconsin Corporation

---------------------------------------------------------------------
               5.   SOLE VOTING POWER:  0

NUMBER OF      ------------------------------------------------------
SHARES         6.   SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY       ------------------------------------------------------
EACH           7.   SOLE DISPOSITIVE POWER:  1,022,255
REPORTING
PERSON WITH    ------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,022,255

---------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES  [ ]

---------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.81%

---------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IA

---------------------------------------------------------------------



CUSIP NO. 254423106
---------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

     Nicholas Fund, Inc., I.D. No. 39-1099162
---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)    [ ]
     (b)    [ ]

---------------------------------------------------------------------
3.   SEC USE ONLY:

---------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Nicholas Fund, Inc. is a Maryland Corporation

---------------------------------------------------------------------
               5.   SOLE VOTING POWER:  1,022,255

NUMBER OF      -------------------------------------------------------
SHARES         6.   SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY       -------------------------------------------------------
EACH           7.   SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON WITH    -------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,022,255

---------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:   [ ]

---------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   5.81%

---------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON:   IC

---------------------------------------------------------------------








Item 1(a)   NAME OF ISSUER
            DineEquity, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            450 North Brand Blvd., Glendale, CA  91203-1903


Item 2(a)   NAME OF PERSONS FILING
            Albert O. Nicholas
            Nicholas Company, Inc.
            Nicholas Fund, Inc.

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 700 North Water Street, Milwaukee, Wisconsin 53202

      (c)   CITIZENSHIP
            Albert O. Nicholas - United States Citizen
            Nicholas Company, Inc. - Wisconsin Corporation
            Nicholas Fund, Inc. - Maryland Corporation

      (d)   TITLE OF CLASS OF SECURITIES
            COM

      (e)   CUSIP NUMBER
            254423106


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 240.13D-1(B) OR RULE 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]  Broker or dealer registered under section 15 of the Act;

      (b)   [ ]  Bank as defined in section 3(a)(6) of the Act;

      (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Act;

      (d)   [x]  Investment company registered under Section 8 of the
                 Investment Company Act of 1940;

      (e)   [x]  An investment adviser in accordance with Rule
                 240.13d-1(b)(1)(ii)(E);

      (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                 Rule 240.13d-1(b)(1)(ii)(F);

      (g)   [ ]  A parent holding company or control person in accordance with
                 Rule 240.13d-1(b)(1)(ii)(G);

      (h)   [ ]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j)   [ ]  Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.     OWNERSHIP

The percent of the class owned as of December 31 of the year covered by this statement (2009) exceeds five percent for Nicholas Company, Inc. and Nicholas Fund, Inc., and the following information is provided as of that date including an identification of those shares, if any, which there is a right to acquire:

      (a)   Amount beneficially owned:

            NICHOLAS COMPANY, INC. ? 1,022,255 shares
            ALBERT O. NICHOLAS - 0 shares
            NICHOLAS FUND, INC. ? 1,022,255

      (b)   Percent of class:

            NICHOLAS COMPANY, INC. ? 5.81%
            ALBERT O. NICHOLAS - 0%
            NICHOLAS FUND, INC. ? 5.81%

      (c)   Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote

                   ALBERT O. NICHOLAS - 0
                   NICHOLAS FUND, INC. ? 1,022.255

            (ii)   Shared power to vote or direct the vote

                   0

            (iii)  Sole power to dispose or to direct the
                   disposition of

                   NICHOLAS COMPANY, INC. ? 1,022,255
                   ALBERT O. NICHOLAS - 0

            (iv) Shared power to dispose or to direct the disposition of

                   0


Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following   [ ].


Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            N/A




Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

            N/A


Item 8.     IDENTIFICATION AND CLASSIFICAITON OF MEMBERS OF THE GROUP

            N/A


Item 9.     NOTICE OF DISSOLUTION OF GROUP

            N/A


Item 10.    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 11, 2010
                                          -------------------------------------
                                                           Date



                                                  /s/ALBERT O. NICHOLAS
                                          -------------------------------------
                                                         Signature

                                          Albert O. Nicholas, in his Individual
                                          capacity and as Chief Executive
                                          Officer and Chairman of Nicholas
                                          Company, Inc.
                                          -------------------------------------
                                                         Name/Title






				 AGREEMENT RELATIVE TO THE
                            FILING OF SCHEDULE 13G


         THIS AGREEMENT, made as of the 11th day of February, 2010, by and between NICHOLAS COMPANY, INC., a Wisconsin corporation (an investment adviser registered under Section 203 of the Investment Advisers Act of 1940)(the Adviser"), and ALBERT O. NICHOLAS, Chief Executive Officer, Chairman, Director and majority shareholder of the Adviser (the "Affiliated Person");

                                  WITNESSETH

         WHEREAS, the Affiliated Person and the Adviser are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule G with respect to the following Issuer:

                                DineEquity, Inc.
                           CUSIP No. 254423106; and

         WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule G; and

         WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

         WHEREAS, the Schedule G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the Adviser so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

         WHEREAS, the Affiliated Person and the Adviser desire to file the
Schedule 13G attached hereto on behalf of each of them.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as Chief Executive Officer and Chairman of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.



                                                   /s/ALBERT O. NICHOLAS
                                          -------------------------------------
                                          Albert O. Nicholas, in his individual
                                          capacity and as Chief Executive
                                          Officer and Chairman of Nicholas
                                          Company, Inc.